Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ebix, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Ebix, Inc. of our report dated March 19, 2004, with respect to the consolidated balance sheet of Ebix, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows, and the related consolidated financial statement schedule for each of the years in the two-year period ended December 31, 2003, which report appears in Ebix, Inc.’s Form 10-K/A for the  year ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
August 31, 2005